EXHIBIT 12 - COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

	Year Ended December 31,
	2010	2009	2008	2007	2006
	(Unaudited)
	(in millions, except for ratios)
Fixed Charges:
Interest expense, including amortization of debt issuance costs	$89.0	$84.5	$70.4	$61.6	$39.0
Other fixed charges (b)	6.3	10.9	13.3	13.0	16.1
Total fixed charges as defined	$95.3	$95.4	$83.7	$74.6	$55.1

Earnings (Loss):
Income (loss) from continuing operations before income tax expense (benefit)	$118.8	$(297.1)	$(1,121.3)	$17.6	$(356.3)
Total fixed charges as defined	95.3	95.4	83.7	74.6	55.1
Other adjustments (c)	(1.7)	(7.4)	(5.9)	(6.4)	(7.2)
Total earnings (loss) as defined	$212.4	$(209.1)	$(1,043.5)	$85.8	$(308.4)

Ratio of earnings (loss) to fixed charges	2.23	(a)	(a)	1.15	(a)

(a) Earnings/(Loss) for the year ended December 31, 2009, 2008 and 2006 were inadequate to cover fixed charges by $304.5 million, $1,127.2 million and $363.5 million, respectively.

(b) Includes capitalized interest and estimated interest portion of rents.

(c) Includes fixed charges not deducted in the determination of income (loss) from continuing operations before income tax expense, the amortization of capitalized interest and earnings in equity of affiliates.